

July 10, 2014

Via E-mail
Ryan F. Urness, Esq.
General Counsel
Speed Commerce, Inc.
1303 E. Arapaho Road, Suite 200
Richardson, Texas 75081

> **Re: Speed Commerce, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 27, 2014**
> **File No. 333-197090**

Dear Mr. Urness:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Calculation of Registration Fee

1.   You state that the shares registered "include such indeterminate number of shares of Common Stock as may be issuable . . . from changes in the conversion price . . . and . . . from changes in the exercise price of such warrants." Please revise your fee table footnote to clarify that you are only seeking to register, by means of Rule 416, additional shares underlying the warrants that are issuable as a result of stock splits, stock dividends and similar transactions. You may not use Rule 416 to register shares issuable as a result of other types of anti-dilution provisions, such as the conversion price adjustments for the Series C Preferred Stock and the warrants. In order to cover securities issuable as a result of the types of anti-dilution provisions falling outside the scope of Rule 416, you must register a good-faith estimate of the number of shares so issuable. For guidance, see Securities Act Forms Compliance and Disclosure Interpretations 116.18.

Selling Shareholders, page 5

2.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. With respect to any selling shareholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling shareholders as underwriters.

Description of Capital Stock

Preferred Stock, page 9

3.   Please expand your discussion of the Series C Preferred Stock and Warrants to disclose the mechanics of the conversion price and exercise price adjustments.

Information Incorporated by Reference, page 12

4.   You incorporate by reference a Form 8-K filed on April 14, 2014, but no filing was made on that day. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Philip T. Colton, Esq.
        Winthrop & Weinstine, P.A.